

August 19, 2013

Via E-Mail
Michael K. Galvis
President and Chief Executive Officer
Nytex Energy Holdings, Inc.
12222 Merit Drive, Suite 1850
Dallas, TX 75251

>   **Re: Nytex Energy Holdings, Inc.**
>   **Form 10-K for the Fiscal Year ended December 31, 2012**
>   **Filed March 20, 2013**
>   **File No. 000-53915**

Dear Mr. Galvis:

        We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Management's Discussion and Analysis

Results of Operations

Revenue, page 30

1.   We note you report revenues for land services of $3.8 million and for the sale of oil and gas interests of $2 million for the year ended December 31, 2012. Clarify for us whether you have a substantial performance obligation or retained interest associated with your land services or with your sale of oil and gas interests. If so, describe your transactions in more detail including but not limited to the following:

- The nature and extent of future performance obligations,

- The percentage of interest sold versus retained, and whether you are the operator of the property,

- How amounts received were allocated among oil and gas interests sold, interests retained, land services provided, and your reasons thereof.

Additionally, tell us how you have considered the guidance in FASB ASC 932-360-40-4 to 40-8 and 55-2 to 55-14 in accounting for these transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Lily Dang, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief